

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 27, 2009

By U.S. Mail and Facsimile to: (213) 386-6774

Lonny D. Robinson
Executive Vice President & Chief Financial Officer
Center Financial Corporation
3435 Wilshire Boulevard, Suite 700
Los Angeles, California 90010

> **Re: Center Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Form 8-K filed on May 1, 2009**
> **File No. 000-50050**

Dear Mr. Robinson:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents or your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Allowance for Loan Losses, page 52

We note your disclosure here and in your Form 8-K filed on March 31, 2009 related to your modified methodology for calculating your allowance for loan losses and the fact that you had a material weakness related to the preparation and review of your allowance for loan losses.

1.   Please tell us in detail how you determined that you did not maintain effective internal controls over the review process on historical risk factors to reflect directional consistency in the current loan loss provision.

2.   You state on page F-45 "This control deficiency resulted in an increase in the Company's allowance for loan losses and loan loss provision as of and for the year ended December 31, 2008." Tell us and disclose in future filings how you determined the extent to which earlier interim or annual periods were affected by this control deficiency.

3.   Please tell us how you considered whether your prior methodology was consistent with GAAP and whether your change represented a correction of an error to earlier periods. Specifically tell us how the allowance for loan loss was directionally consistent with the underlying credit quality of your loan portfolio since the material weakness disclosure infers that your prior allowance for loan losses was not directionally consistent with the underlying credit quality of your portfolio.

4.   If you believe your change represented a correction of an error, please tell us how you concluded that you were not required to restate prior financial statements. If you concluded that you were not required to restate prior financial statements because of materiality, please provide us your materiality analysis.

5.   We note that your revised formula allowance may be adjusted by at least 50 basis points to account for qualitative factors. Please tell us and revise future filings to disclose the amount of the formula allowance attributed to the quantitative analysis and the amount attributed to qualitative factors.

Consolidated Statements of Cash Flows, page F-7

6.   Please provide us with a roll forward of loans held for sale and loans held for investment from December 31, 2007 to December 31, 2008 and reconcile this activity to the amounts presented in your statement of cash flows. Specifically tell us if any loans held for investment were sold and if so, where the cash proceeds were presented.

Note 2. Summary of Significant Accounting Policies

Preferred Stock and Common Stock Warrants, page F-14

7.   On page F-33 you disclose that you allocated the total proceeds from the sale of preferred stock and common stock warrants based on the relative fair value of each item. Please tell us and revise your future filings to disclose:

        a.   the specific method you used to determine the fair value of preferred stock and warrants and how you calculated the discount on the preferred stock; and

        b.   the significant assumptions used to determine the fair value of the preferred stock and warrants including as applicable, the dividend rate, stock price volatility, and risk-free interest rate.

<u>Item 9A. Controls and Procedures, page F-44</u>

<u>Changes in Internal Controls, page F-45</u>

8.   You state that there were no significant changes in the company's internal controls or in other factors that could significantly affect the company's internal controls over financial reporting during the quarter ended December 31, 2008. Please confirm, if true, that there were no changes in the company's internal control over financial reporting that occurred during the quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Please also revise your future filings accordingly. Refer to Item 308(c) of Regulation S-K.

<u>Item 11. Executive Compensation, page F-48</u>

<u>Base Salaries, page 16 of Definitive Proxy Statement on Schedule 14A</u>

9.   You indicate that salaries and overall compensation are based to a significant extent on information regarding peer institutions. Please revise your disclosure in future filings to identify the members of the peer group used in this process. Please also provide us with proposed revised disclosure.

<u>Performance-Based Bonuses, page 16 of Definitive Proxy Statement on Schedule 14A</u>

10.   In future years, please disclose the specific corporate performance objectives used as bases for awarding performance-based bonuses to your named executive officers. Revise your disclosure so that an investor can understand the level of difficulty required to reach various compensation levels and can appreciate the relationship between expected performance and actual performance. Please also provide us with proposed revised disclosure. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive

harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Certain Relationships and Related Transactions…, page F-48

Related Party Transactions, page 22 of Definitive Proxy Statement on Schedule 14A

11.   We note the disclosure that loans to officers and directors were made on substantially the same terms as those prevailing at the time for comparable transactions "*with other persons....*" Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for *comparable loans with persons not related to the lender*. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Noninterest Expense, page 27

12.   You disclose that you recorded a credit of $758k for the reversal of bonus expense in the three months ended March 31, 2009. Please file an amendment of your document and revise to disclose additional information about the bonuses that were reversed to provide an investor with a better understanding as to how the reversal of a bonus accrual in the 1st quarter resulted in a negative expense. For example, describe the periods to which the bonuses related and were initially recorded and the periods in which they were expected to be paid.

Item 4: Controls and Procedures, page 45

13.   We note your statement that the CEO and CFO have concluded that the previously identified deficiency in internal control over financial reporting could cause your disclosure controls and procedures to be not fully effective at the reasonable assurance level. It remains unclear whether your CEO and CFO have concluded that your disclosure controls and procedures are effective. Please file an amendment of your document to revise your disclosure to state, in clear and unqualified language, the conclusions reached by your CEO and your CFO on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified deficiency in internal control over financial reporting, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified deficiency. Or, if true, you can state that given the identified

deficiency, your disclosure controls and procedures are not effective.

Form 8-K filed on May 1, 2009

14.   We note your presentation of tangible book value and tangible common equity to total assets. These financial measures appear to be non-GAAP as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you provide these non-GAAP ratios in the future, please:

        a.   Clearly label these financial measures as non-GAAP each time they are presented;

        b.   Provide a reconciliation to the most directly comparable financial measure presented in accordance with GAAP for all periods presented;

        c.   State that in light of diversity in presentation in the market place, the methodology for determining these measures may differ among companies; and

        d.   Disclose the reasons why you believe this presentation provides useful information to investors and specify how management uses these measures.

Please provide us your proposed revised disclosures in your response. Refer to Item 2.02 of Form 8-K and Item 10(e)(1) of Regulation S-K.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley at (202) 551-3437 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Attorney Advisor